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                                                                  EXHIBIT (a)(5)

                              ANGELES PARTNERS XII
                         55 Beattie Place, P.O. Box 2347
                        Greenville, South Carolina 29602

                                September 7, 1999

Dear Limited Partner:

         We understand that you will receive from ERP Operating Limited Partnership an offer to purchase up to 21,912 limited partnership units at $650 per unit of Angeles Partners XII (the "Partnership"). We also understand that you may have received an offer from Everest Investors 12, LLC to purchase up to 1,669 limited partnership units at $554 per unit of the Partnership. Further, we understand that you are to receive a Supplement, dated September 7, 1999, from AIMCO Properties, L.P. which increases its offer price to $700 per unit.

         The Partnership, through its general partner, Angeles Realty Corporation II (the "General Partner"), is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject such offers, or whether the Partnership is remaining neutral with respect to such offers. The General Partner is not making any recommendation with respect to any offer for the reason set forth under "The Offer -- Section 10. Position of Your General Partner of Your Partnership with Respect to the Offer" in the Offer to Purchase, dated August 19, 1999, of AIMCO Properties, L.P., which was previously sent to you. However, it should be noted that the amended offer of AIMCO Properties, L.P. is at the highest price of any of the three offers. If you wish to sell your units for cash, you should do so at the highest price.

         Please note that the General Partner is an affiliate of AIMCO Properties, L.P.

         If you have any questions or would like further information about other possible opportunities to sell your units, please contract River Oaks Partnership Services, Inc. at (888) 349-2005.

                                        ANGELES REALTY CORPORATION II
                                        General Partner


                                        By:      /s/ Patrick J. Foye
                                                 -------------------------------
                                                 Patrick J. Foye
                                                 Executive Vice President